UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 11, 2008

Commission File Number 000-29336
___________________

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]                                                      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]                                           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

Vancouver, B.C. (March 11, 2008). Atna Resources Ltd. (ATN: TSX) announces that it has terminated the principal option agreement in the Jarbidge District, Elko County, Nevada.  Following compilation and review of results from all the mapping, geochemistry, and drilling carried out over the past four years, it was determined that there was insufficient encouragement for Atna to justify further exploration expenditures.

Atna will continue its effort to acquire other exploration and development opportunities in the western US, while Atna’s partners on the Pinson Mine project (Pinson Mining Company (Barrick Gold)) and at the Clover project (Yamana Gold) are expected to continue development and exploration of those respective gold properties.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist;
Tel: (604) 684-2285, E-mail: kjohnston@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company’s current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Atna Resources Ltd. (File No. 333-147973).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

Date:  ___________________                                                                           By:           /s/ Kendra Johnston
      Name:       Kendra Johnston
Title:	Investor Relations Manager, Geologist